NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

April 8, 2013

PRIMERO MINING CORP.
Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M6

SHAREHOLDERS OF PRIMERO MINING CORP.: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Primero Mining Corp., please contact Tamara Brown, Vice President, Investor Relations, at (416) 814-3168.

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PRIMERO MINING CORP.

Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

             TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario, Canada on Wednesday, May 8, 2013, at 9:00 a.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2012 and the report of the auditor;

2.	to elect directors of the Company to hold office until the close of the next annual general meeting;

3.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

4.	to approve the continuation of the Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010;

5.	to approve a phantom share unit plan for employees of the Company;

6.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

             An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting.

             Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and information circular.

             Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, April 8, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Wade Nesmith
Chairman of the Board

i

PRIMERO MINING CORP.

Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M6
Telephone: (604) 669-0040 / Facsimile: (604) 669-0014

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 8, 2013)

             This Information Circular is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario, Canada on Wednesday, May 8, 2013, at 9:00 a.m. (Toronto time), for the purposes set forth in the accompanying notice of the Meeting.

             In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Primero shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

             The board of directors has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

             The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

             Joseph Conway and David Blaiklock, the individuals named in the accompanying form of proxy (the “Proxy”), are the President and Chief Executive Officer, and Chief Financial Officer, respectively, of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

             The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

             In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy, for the continuation of the Company’s Stock Option Plan (defined under “Approval of Continuation of Stock Option Plan”), and for the adoption of the Employee PSU Plan (defined under “Approval of Employee PSU Plan”). However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors, the continuation of the Company’s Stock Option Plan, or the adoption of the Employee PSU Plan. Broker “non-votes” will be considered as votes “cast” in respect of the ratification of the appointment of the Company’s auditors, which qualifies as a “routine” proposal.

Registered Shareholders

             If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

             The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

             If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

             Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

             There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

             The Company is relying on the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from Computershare. Voting can be completed by filling out and signing the VIF and returning it to Computershare, or by voting by telephone or the Internet, in each case as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

             These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

             By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Objecting Beneficial Owners

             Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

             The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company, and who can be yourself), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

             This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

             In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

             A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

             To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the approval of the continuation of the Company’s Stock Option Plan (see “Approval of Continuation of Stock Option Plan”) and the approval of the Employee PSU Plan (see “Approval of Employee PSU Plan”).

RECORD DATE AND VOTING SECURITIES

Record Date

             The board of directors has fixed March 28, 2013 as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

             Primero’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “P” and on the NYSE under the symbol “PPP”. In addition, the Company’s common share purchase warrants trade on the TSX under the symbol “P.WT”. As of April 8, 2013, there were 97,435,622 Common Shares issued and outstanding and no preferred shares issued and outstanding.

             Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Election of Directors – Nominees for Election”.

             To the knowledge of the directors and executive officers of the Company, the only person that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares is Goldcorp Inc. (“Goldcorp”), as set out in the following table:

	Number of Common	Percentage of Issued
Shareholder Name	Shares Held	Common Shares

GOLDCORP INC.	31,151,200(1)	32%(2)

__________________________
Notes:

(1)	This information was supplied to the Company by Goldcorp and from the insider reports available at www.sedi.ca.

(2)	Based on 97,435,622 Common shares outstanding at April 8, 2013.

ELECTION OF DIRECTORS

             Pursuant to the terms of the Company’s Articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at nine.

             The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

             The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the offered resignation. The policy does not apply in circumstances involving contested director elections.

Nominees for Election

             All of the nine nominees for election at the Meeting are currently directors of Primero. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

             On the closing of the Acquisition (defined under “Statement Of Executive Compensation – Performance Graph”), Primero entered into an agreement (the “Participation Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”), an indirect, wholly-owned subsidiary of Goldcorp, that grants to DMSL the right to nominate directors of Primero, provided that DMSL and its affiliates (which include Goldcorp) continue to beneficially own at least 10% of the issued and outstanding Common Shares. Timo Jauristo and Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Strategy, respectively, of Goldcorp have been nominated for election as directors of Primero, pursuant to DMSL’s rights under the Participation Agreement.

             The following disclosure sets out, as at the date of this Information Circular, (a) the names of management’s nominees for election as directors and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction. For each nominee’s principal occupation, business or employment for the five preceding years, see “Election of Directors – Principal Occupation, Business or Employment of Nominees”.

             Unless authority to do so with respect to one or more directors is withheld and subject to NYSE rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Primero’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Common Shares
Nominee Name, Position with the	Occupation, Business or	Period as a Director	Beneficially Owned
Company and Residency	Employment(1)	of the Company	or Controlled(2)

WADE NESMITH Director and Chairman of the Board British Columbia, Canada	Chairman of the Company	Since October 29, 2008	279,761(3)

JOSEPH CONWAY(4)(5) Director, President and Chief Executive Officer Ontario, Canada	President and Chief Executive Officer of the Company	Since June 28, 2010	563,300(6)

DAVID DEMERS(7)(8)(9) Director British Columbia, Canada	Chief Executive Officer of Westport Innovations Inc.	Since October 29, 2008	149,200

GRANT EDEY(8)(9) Director Ontario, Canada	President and Chief Executive Officer of Khan Resources Inc.	Since June 28, 2010	26,667(10)

ROHAN HAZELTON(5)(9) Director British Columbia, Canada	Vice President, Strategy of Goldcorp Inc.	Since August 25, 2010	5,000(11)

TIMO JAURISTO(7) Director British Columbia, Canada	Executive Vice President, Corporate Development of Goldcorp Inc.	Since August 25, 2010	Nil(11)

EDUARDO LUNA(5) Director Mexico State, Mexico	Director of the Company	Since October 29, 2008	156,620

ROBERT QUARTERMAIN(7)(8) Director British Columbia, Canada	President and Chief Executive Officer of Pretium Resources Inc.	Since June 28, 2010	25,000(12)

MICHAEL RILEY(9) Director British Columbia, Canada	Director of the Company	Since April 22, 2010	25,000(13)

_______________________
Notes:

(1)	The information as to principal occupation, business or employment that is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. For the number of options and PSUs (defined under “Statement of Executive Compensation – Compensation Discussion and Analysis – Objectives of Compensation Program”) held by Mr. Conway as of December 31, 2012, see “Statement of Executive Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards.” For the number of options and PSUs held by each of management’s nominees for election as directors other than Mr. Conway as of December 31, 2012, see “Statement of Executive Compensation – Director Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards”.

(3)	Mr. Nesmith also has warrants to purchase 20,000 Common Shares at a per share exercise price of $8.00 until July 20, 2015.
(4)

Mr. Conway is a member of the Disclosure Committee, the other members of which are David Blaiklock, Chief Financial Officer (Chair of Disclosure Committee), H. Maura Lendon, Vice President, Chief General Counsel and Corporate Secretary, and Tamara Brown, Vice President, Investor Relations.

(5)	Mr. Luna (Chair), Mr. Conway and Mr. Hazelton are members of the Company’s Health, Safety and Environmental Committee.
(6)	Mr. Conway also has warrants to purchase 132,000 Common Shares at a per share price of $8.00 until July 20, 2015.
(7)	Mr. Demers (Chair), Mr. Jauristo and Mr. Quartermain are members of the Company’s Human Resources Committee.
(8)	Mr. Edey (Chair), Mr. Demers and Mr. Quartermain and members of the Company’s Governance and Nominating Committee.
(9)	Mr. Riley (Chair), Mr. Demers, Mr. Edey and Mr. Hazelton are members of the Company’s Audit Committee.
(10)	Mr. Edey also has warrants to purchase 6,666 Common Shares at a per share price of $8.00 until July 20, 2015.
(11)

Mr. Hazelton is the Vice President, Strategy of Goldcorp and Mr. Jauristo is the Executive Vice President, Corporate Development of Goldcorp. Goldcorp beneficially owns 31,151,200 Common Shares (see “Record Date and Voting Securities – Voting Securities”).

(12)	Mr. Quartermain also has warrants to purchase 11,700 Common Shares at a per share price of $8.00 until July 20, 2015.
(15)	Mr. Riley also has warrants to purchase 6,680 Common Shares at a per share price of $8.00 until July 20, 2015.

Principal Occupation, Business or Employment of Nominees

Wade Nesmith – Director and Chairman of the Board

             Mr. Nesmith is the Chairman of the Board and a director of Primero. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Joseph Conway – Director, President and Chief Executive Officer

             Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway has been a director of Dalradian Resources Inc. since June 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010, and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

David Demers – Director

             Mr. Demers has been a director of the Company since October 28, 2008. He is founder of Westport Innovations Inc., a provider of proprietary technology that allows engines to operate on clean-burning gaseous fuels, and has been Chief Executive Officer and a director of Westport Innovations since it was formed in March 1995.

Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as president of a closely-held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Juniper Engines Inc., a private company in which Westport Innovations has a 49% investment.

Grant Edey – Director

             Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Rohan Hazelton – Director

             Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, ten of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Strategy at Goldcorp since July 2012. He is responsible for developing and evaluating strategic initatives as well as guiding the company’s overall corporate strategies. From March 2006 to July 2012, he was the Vice President, Finance at Goldcorp, where he was responsible for, amongst other duties, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp and, before Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

             Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo has been the Executive Vice President of Corporate Development for Goldcorp since July 2010. From June 2009 to July 2010 he was the Vice President of Corporate Development for Goldcorp. From January 1990 to June 2005, Mr. Jauristo was the General Manager of Corporate Development for Placer Dome Inc. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. He was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland.

Eduardo Luna – Director

             Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Robert Quartermain – Director

             Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

             Mr. Riley has been a director of the Company since April 22, 2010. He retired as a senior audit partner from Ernst & Young LLP in September 2006, after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading its Vancouver office’s mergers & acquisitions due diligence practice. Mr. Riley is a director, the Chair of the Governance Committee and a member of the Audit Committee of Canalaska Uranium Ltd. (TSX). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables professionels agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

             No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

             Except as set out below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

             In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc. (“Oxford Automotive”), a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford Automotive filed a plan of bankruptcy for certain of its North American subsidiaries under US bankruptcy legislation. It emerged from bankruptcy protection in March 2005. Mr. Nesmith is the Chairman and a current director of Primero, and he is a nominee for re-election as a director of Primero at the Meeting.

             No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

             Deloitte LLP, Chartered Accountants, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors. Deloitte LLP was first appointed auditor of the Company on October 29, 2008.

             Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of Deloitte LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

APPROVAL OF CONTINUATION OF STOCK OPTION PLAN

             Under the rules, regulations and policies of the TSX (the “TSX Policies”), listed issuers must obtain shareholder approval for the renewal of any security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, including all unallocated options, rights or other entitlements under such security based compensation arrangement. The renewal must be obtained every three years.

             The Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010 (the “Stock Option Plan”) was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 28, 2010 and was implemented upon the Common Shares becoming listed on the TSX on August 19, 2010. Accordingly, the Company will be seeking a renewal of the Stock Option Plan at the Meeting.

             Pursuant to the Stock Option Plan, a maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares from time-to-time are reserved for issuance on a non-diluted basis (which as at the date hereof, represents 9,743,562 Common Shares), less any Common Shares reserved for issuance under other share compensation arrangements of the Company. As of April 8, 2013, options to purchase an aggregate of 7,574,490 Common Shares (representing approximately 7.8% of the issued and outstanding Common Shares) are outstanding under the Stock Option Plan, and the total number of Directors’ PSUs awarded to non-executive directors under the Directors’ PSU Plan is 245,591 (representing approximately 0.2% of the outstanding Common Shares of the Company). Therefore, unallocated options to purchase an aggregate of 1,923,481 Common Shares, representing approximately 2.0% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan.

             For a detailed discussion of the Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”. A copy of the Stock Option Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

             At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “Stock Option Plan Resolution”):

             RESOLVED THAT:

1.	the continuation of the Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010 (the “Stock Option Plan”) is hereby approved; and

2.	the available and unallocated options issuable pursuant to the Stock Option Plan are hereby approved and authorized for grant until May 8, 2016.

             An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Stock Option Plan Resolution.

             The Stock Option Plan benefits the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by rewarding them for their contribution to the generation of shareholder value, and aligning the interests of the Company’s directors and officers with those of the Company’s shareholders.

Accordingly, the Board recommends that shareholders vote in favour of the Stock Option Plan Resolution.

             All previously allocated options will continue unaffected regardless of the outcome of the vote. However, should the Stock Option Plan Resolution not be approved by the shareholders, the Company will no longer be able to make option grants under the Stock Option Plan, and all allocated options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future option grants then would require shareholder approval.

APPROVAL OF EMPLOYEE PSU PLAN

             At the Meeting, shareholders will be asked to approve a phantom share unit plan (the “Employee PSU Plan”) for employees and officers. The Board approved the adoption of the Employee PSU Plan effective March 28, 2013, subject to the approval of the Company’s shareholders and acceptance by the TSX. The TSX has conditionally accepted the Employee PSU Plan, subject to shareholder approval.

             The purpose of the Employee PSU Plan is to allow for discretionary bonuses and similar awards as an incentive and reward for selected persons who are employees or officers of the Company or of the Company’s subsidiaries (each an “Eligible Person”). The Employee PSU Plan is intended to encourage the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value and to promote a greater alignment of interests between the shareholders of the Company and the selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

             Each phantom share unit (an “Employee PSU”) granted under the Employee PSU Plan will generally vest on the third anniversary of its grant date (the “Trigger Date”) or as otherwise determined by the Board. On or after the Trigger Date of an Employee PSU, but no later than its expiry date and subject to blackout periods, the Company may elect, in its sole discretion, to pay out the Employee PSU in (a) cash, (b) subject to receipt of the necessary approvals from shareholders of the Company, the TSX and any other relevant regulatory bodies, Common Shares, or (c) a combination of cash and Common Shares. The cash payout per Employee PSU will be an amount equal to the volume weighted average price per Common Share over the five preceding trading days (the “Fair Market Value”). If the payout is in Common Shares, one Common Share will be issued for each Employee PSU. If no election is made in respect of a particular Trigger Date, the Company will pay out the Employee PSU in cash.

             If a dividend is declared and paid by the Company, a person holding Employee PSUs will be credited on the payment date of such dividend with an additional number of Employee PSUs determined by: (a) multiplying the amount of the dividend per Common Share by the aggregate number of Employee PSUs credited to the person’s account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) by the Fair Market Value on the date that is three days before the record date for payment of the dividend.

             Employee PSUs and all other rights, benefits or interests in the Employee PSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a person holding Employee PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the Employee PSU Plan.

             The Company will not issue Common Shares under the Employee PSU Plan to any Eligible Person where such issuance would result in: (a) the total number of Common Shares issuable at any time under the Employee PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the Employee PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay out that Employee PSU in cash.

             Unless the Board at any time otherwise determines, unvested Employee PSUs held by persons who are no longer Eligible Persons as a result of retirement will not be cancelled but will remain outstanding and vest in accordance with the terms of the Employee PSU Plan as if such person continued to be an Eligible Person. All unvested Employee PSUs will be automatically cancelled immediately in the event of (a) the termination of employment or removal from service by the Company or subsidiary for cause, or the resignation or cessation of employment or services by the Eligible Person (other than retirement). All unvested Employee PSUs held by a person will automatically vest immediately on (a) the death or total disability of the person; (b) the termination of employment or removal from service by the Company or subsidiary without cause; or (c) the resignation or cessation of employment or service by the Eligible Person based on a material reduction or change in position, duties or remuneration of that Eligible Person at any time within 12 months after the occurrence of a Change of Control. “Change of Control” in respect of any Eligible Person has the meaning ascribed to such term in the Eligible Person’s then existing employment agreement with the Company or, if no meaning is so ascribed, means the acquisition by any person or by any person and its joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company.

             The Board may amend, without shareholder approval, the Employee PSU Plan as it deems necessary or appropriate (including, without limitation, making amendments to address tax and other issues particular to Eligible Persons who are not residents of Canada), subject to the requirements of applicable law, but no amendment will, without the consent of an Employee PSU holder or unless required by law, adversely affect the rights of an Employee PSU holder with respect to Employee PSUs awarded to the holder. Shareholder approval is required to amend the Employee PSU Plan to: (a) make any amendment that will increase the vesting date value of the Employee PSUs or increase the number of Common Shares that the Company will issue to a person holding Employee PSUs; (b) extend the expiry date of the Employee PSUs that have been awarded; (c) make any amendment to remove or to exceed the insider participation limits under the Employee PSU Plan; (d) increase the maximum number of Common Shares issuable under the Employee PSU Plan; and (e) make any amendment to the amendment provision of the Employee PSU Plan.

             Under the Employee PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Employee PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 9,743,562 Common Shares), less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including without limitation the Company’s Stock Option Plan and the Directors’ PSU Plan. As of April 8, 2013, no Employee PSUs have been awarded under the Employee PSU Plan, 7,574,490 Common Shares (representing 7.8% of the issued and outstanding Common Shares of the Company) are issuable pursuant to options granted under the Stock Option Plan, and 245,591 Common Shares (representing 0.2% of the issued and outstanding Common Shares of the Company) are issuable pursuant to Director PSUs. Based on the number of Common Shares outstanding on April 8, 2013, a total of 1,923,481 Common Shares (representing approximately 2.0% of the outstanding Common Shares of the Company) are currently available to be granted as options or awarded as Employee PSUs and Director PSUs.

             A copy of the Employee PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

             At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “Employee PSU Plan Resolution”):

             RESOLVED THAT:

1.

The phantom share option plan (the “Employee PSU Plan”), as described in the Information Circular is hereby approved, and the Company is hereby authorized to issue securities pursuant to the Employee PSU Plan;

2.	The unallocated entitlements under the Employee PSU Plan are hereby approved until May 8, 2016;

3.

Any director of officer of the Company is hereby authorized and directed to make such other changes to the Employee PSU Plan as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful as a consequence of the approval of the Employee PSU Plan; and

4.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determines are necessary, desirable or useful to implement the foregoing resolutions.

             An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Employee PSU Plan Resolution.

             The Employee PSU Plan will benefit the Company’s shareholders by aligning the interests of the Company’s employees and officers with those of Primero shareholders and providing a long-term incentive to reward employees and officers for their contribution to the generation of shareholder value. Accordingly, the Board recommends that shareholders vote in favour of the Employee PSU Plan Resolution.

             Pursuant to the policies of the TSX, if the Employee PSU Plan is approved by the shareholders at the Meeting, such plan will require shareholder approval thereafter at least once every three years.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

             Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.primeromining.com: (a) Code of Business Conduct and Ethics; (b) Disclosure, Confidentiality and Insider Trading Policy; and (c) Whistleblower Policy.

             Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers such as the Company to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

             The following disclosure has been prepared under the direction of the Governance and Nominating Committee and has been approved by the Board.

Board of Directors

             The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

             The Board has reviewed the relationship between each director and the Company with a view to determining independence. Based on that review, six of the nine directors are independent. Below is a summary of the basis of the Board’s determinations:

Name	Independence status	Basis for determination of non-independence

WADE NESMITH	Not independent	Mr. Nesmith is considered to have a material relationship with the Company because he has held a variety of executive positions in the Company from October 2008 to March 2012

JOSEPH F. CONWAY	Not independent	Mr. Conway is considered to have a material relationship with the Company because he currently serves as President and Chief Executive Officer of the Company

DAVID R. DEMERS	Independent	Not applicable – no material relationship

GRANT EDEY	Independent	Not applicable – no material relationship

ROHAN HAZELTON	Independent	Not applicable – no material relationship(1)

TIMO JAURISTO	Independent	Not applicable – no material relationship(1)

EDUARDO LUNA	Not independent

Mr. Luna is considered to have a material relationship with the Company because he was Executive Vice President of the Company and President of the Company’s subsidiary Primero Empresa Minera, S.A. de C.V. from June 2010 to November 2011, President and Chief Operating Officer of the Company from September 2009 until June 2010, and Co-Chair of the Company from November 2008 to June 2010

ROBERT A. QUARTERMAIN	Independent	Not applicable – no material relationship

MICHAEL RILEY	Independent	Not applicable – no material relationship

Note:

(1)

Under National Instrument 52-110 an individual who holds an executive office with an affiliated entity of the issuer is considered to have a material relationship with the issuer (and would therefore not be independent). An “affiliated entity” includes a company that controls the issuer. Mr. Hazelton is Vice-President, Strategy of Goldcorp and Mr. Jauristo is Executive Vice President, Corporate Development, of Goldcorp. Goldcorp is a creditor and significant shareholder of the Company; however, Goldcorp does not “control” the Company. Notwithstanding that Mr. Hazelton and Mr. Jauristo are not considered, by virtue of National Instrument 52-110, to have a material relationship with the Company, the Board considered whether their positions with a significant shareholder and creditor of the Company could be reasonably expected to interfere with the exercise of their independent judgment. The Board believes that the interests of Goldcorp are largely aligned with the interests of all shareholders of the Company. Further, neither individual has any personal ties to members of management or involves himself in the day-to-day management of the Company. Based on the commonality of interests between Goldcorp and other shareholders, the fact that Goldcorp does not control the Company (as defined in the Securities Act of British Columbia), and the distance that each of the individuals maintains from management of the Company, the Board determined that Mr. Hazelton and Mr. Jauristo are able to exercise independent judgment, notwithstanding their positions with Goldcorp.

Exercise of Independence by the Board

             Wade Nesmith has served as the Chairman since March 2012, before which time he had been the Executive Chairman since June 2010. Mr. Nesmith is the founder of the Company. From October 2008 to September 2009 he was President of the Company, from October 2008 until June 2010 he was the Chief Executive Officer, and from November 2008 to June 2010 he was Co-Chair of the Board. The Chairman is not an independent director.

             To provide leadership to the independent directors, the Board has appointed one of its independent directors, David Demers, as Lead Director. Mr. Demers has been a director of the Company since October 2008. Mr. Demers’ appointment as Lead Director obtained unanimous approval of the directors, including the independent directors.

             The Lead Director’s role is to focus on enhancing the effectiveness of the Board and to help ensure that the Board functions in an independent and cohesive fashion. In addition, the Lead Director works with the Chairman in setting agendas for Board meetings, chairs meetings of independent directors, endeavours to ensure that the responsibilities of the Board are understood by directors and management and that each group understands the boundaries between Board and management responsibilities, acts as a liaison between members of the Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

             When warranted, the independent directors meet, in the absence of management and non-independent directors, at the conclusion of scheduled Board meetings. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Chairman or Lead Director may request one or more members of management or non-independent directors to withdraw during the discussion of that matter. The Lead Director may also call meetings of independent directors at the request of any independent director or on his own initiative.

             The meetings of independent directors are chaired by the Lead Director. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. Since the meetings of independent directors are typically held at the conclusion of each Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting. During 2012, independent directors met, without management or non-independent directors present, on 11 occasions.

             The independence of the Board is also fostered in the following ways:

  There are no members of management on the Board other than the President and Chief Executive Officer, the past Executive Chairman and the past Executive Vice President;

  Special meetings of the Board may be held at any time at the call of any two directors;

  No two directors may sit together on the Boards of two or more reporting issuers (including Primero) without the approval of the Board;

  Directors may engage outside advisors, at the expense of the Company, to assist them on matters involving their responsibilities, provided that the approval of the Chairman or Lead Director is obtained; and

  Directors may engage independent legal counsel at the expense of the Company, with the approval of the Governance and Nominating Committee.

Other Reporting Issuer Experience

             The following table provides details regarding directorships and committee appointments held by the directors in other reporting issuers. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

	Other Reporting Issuer	Other Reporting Issuer
Director	Directorships	Committee Appointments

WADE NESMITH	Silver Wheaton Corp.	Audit Committee Governance Committee

JOSEPH CONWAY	Dalradian Resources Inc.	Audit Committee Compensation Committee

DAVID DEMERS	Westport Innovations Inc.	None

GRANT EDEY	Khan Resources Inc.	None

EDUARDO LUNA	Rochester Resources Ltd. Silver Wheaton Corp.	None Compensation Committee

ROBERT QUARTERMAIN	Pretium Resources Inc.	None

MICHAEL RILEY	Canalaska Uranium Ltd.	Audit Committee Governance Committee

             No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Interlocking Directorships

             Wade Nesmith and Eduardo Luna are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Luna has been appointed to its Compensation Committee and Mr. Nesmith is on its Governance and Audit Committees.

Committee Composition

             There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources Committee, (c) the Governance and Nominating Committee, and (d) the Health, Safety and Environmental Committee. The Audit Committee, the Human Resources Committee and the Governance and Nominating Committee are each comprised solely of independent directors.

             The Board Committees that were in place during the financial year ended December 31, 2012, their members and the number of times each Board Committee met during the year are set out below.

		Number of Meetings
Board Committee	Members	in 2012

Audit Committee	Michael Riley (Chair) David Demers Grant Edey Rohan Hazelton	6

Human Resources Committee	David Demers (Chair) Timo Jauristo Robert Quartermain	1

		Number of Meetings
Board Committee	Members	in 2012

Governance and Nominating Committee	Grant Edey (Chair) David Demers Robert Quartermain	1

Health, Safety and Environmental Committee	Eduardo Luna (Chair) Joseph Conway Rohan Hazelton	2

Meeting Attendance Record

             Directors are expected to attend all meetings of the Board and the committees of which they are members in person, although attendance by telephone is acceptable in appropriate circumstances, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2012.

	Number of Board	Number of Board	Individual
Name	Meetings	Meetings Attended	Attendance Rate

WADE NESMITH	15	15	100%

JOSEPH CONWAY	15	15	100%

DAVID DEMERS(1)	15	14	93%

GRANT EDEY(2)	15	12	80%

ROHAN HAZELTON(3)	15	14	93%

TIMO JAURISTO(2)(3)	15	11	73%

EDUARDO LUNA(2)	15	12	80%

ROBERT QUARTERMAIN	15	15	100%

MICHAEL RILEY	15	15	100%

Notes:

(1)	Mr. Demers was unable to join one Board meeting due to scheduling conflicts.

(2)	Messrs. Edey, Jauristo and Luna were each unable to join three Board meetings due to scheduling conflicts.

(3)	Mr. Hazelton and Mr. Jauristo were recused from one Board meeting due to the subject matter being discussed.

             The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results and related filings. Other Committees hold regular meetings throughout the year as required.

Mandate and Charters

             The Board has developed and approved a written mandate for the Board, formal charters for each Committee and position descriptions for each of the positions of Board Chair, Committee Chairs, Lead Director and Chief Executive Officer. Copies of the Board mandate, Committee charters and position descriptions can be found on our website at www.primeromining.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

             The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. Among other things, the Board is responsible for the following matters:

•	strategic planning, including:

	o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

	o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans,

	o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

	o	approval of material acquisitions and divestitures;

•	financial and corporate matters, including:

	o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

	o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

	o	approval of commencement or settlement of material litigation;

•	business and risk management, including:

	o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

	o	approval of any plans to hedge sales; and

	o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

•	policies and procedures, including:

	o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

	o	approving and acting as guardian of the Company’s corporate values; and

	o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

             A copy of the terms of reference for the Board, setting out its mandate and the duties and responsibilities of its members, is available for viewing on our website at www.primeromining.com, and is attached as Schedule “A” to this Information Circular.

Audit Committee

Chair:	Michael Riley
Other Members:	David Demers
Grant Edey
Rohan Hazelton

             The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at www.primeromining.com. More information about the Audit Committee, as well as a copy of its Charter, is contained in the Company’s annual information form dated as at April 1, 2013 (the “AIF”), filed under the Company’s profile on SEDAR at www.sedar.com.

             The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Human Resources Committee

Chair:	David Demers
Other Members:	Timo Jauristo
Robert Quartermain

             The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This Committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This Committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer and Chairman and leads the annual evaluation process of performance of the Chief Executive Officer and Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Stock Option Plan. For more information regarding the Human Resources Committee, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process”.

Governance and Nominating Committee

Chair:	Grant Edey
Other Members:	David Demers
Robert Quartermain

             The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This Committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this Committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Health, Safety and Environmental Committee

Chair:	Eduardo Luna
Other Members:	Joseph Conway
Rohan Hazelton

             The Health, Safety and Environmental Committee’s purpose is to review and recommend corporate policies and monitor activities as they relate to health, safety and environmental matters, to review and recommend corporate policies and programs in connection with social issues affecting communities where the Company conducts operations, and review and monitor activities as they relate to compliance with environmental regulations.

Position Descriptions

             Set out below are brief descriptions of the mandate of certain positions. The Governance and Nominating Committee annually reviews the position description for the Chairman, Lead Director and Committee Chairs. The Human Resources Committee annually reviews the position description for the Chief Executive Officer.

The Chairman

             The Chairman’s general mandate is to ensure the effective and independent conduct of the Board. The Chairman manages the affairs of the Board and monitors its effectiveness, sets agendas and manages meetings of the Board. The Chairman assists the Chief Executive Officer in executing his general mandate to implement the Company’s strategic and operating plans and to enhance shareholder value.

The Lead Director

             The Lead Director’s general mandate is to enhance the effectiveness of the Board and to help ensure that the Board functions in an independent and cohesive fashion. The Lead Director also works as a liaison between members of the Board and management when necessary.

The Chief Executive Officer

             The Chief Executive Officer’s general mandate is to implement the Company’s strategic and operating plans and to enhance shareholder value. The Chief Executive Officer is responsible for the overall day-to-day management of the Company and the implementation of policies, and strategy of the Company.

The Committee Chairs

             The general mandate of a committee chair is to plan and chair meetings of committee members to ensure the committee fulfills the duties and responsibilities delegated by the Board. The chair of each committee leads the committee in undertaking its duties and responsibilities, sets agendas for, and chairs, meetings, and ensures the committee is composed of members with the appropriate skills and experience.

Orientation and Continuing Education

             The Governance and Nominating Committee is responsible for establishing and monitoring the orientation and continuing education of directors. That Committee, in conjunction with the Chairman and the Chief Executive Officer, is responsible for orientation of new directors. The orientation program includes the provision of written information about duties and obligations of directors generally and the business and operations of the Company, documents from recent Board meetings and opportunities to meet with senior management, other directors and the Chair of the Audit Committee. The Chairman meets with each new director to discuss the Company, the Board and the responsibilities of directors. Each new director will be provided with a copy of the Board Manual, which contains the charters of each committee as well as all corporate governance-related policies.

             Directors are provided with regular investor relations reports about the Company and its competitors, as well as copies of all analysts’ reports. The Board will hold an annual strategy session. All directors have been provided with the opportunity to visit the Company’s operations.

             The Governance and Nominating Committee facilitates continuing education of all directors by periodically canvassing the directors to determine their training and education needs and interests, arranging opportunities for directors to visit the Company’s facilities and operations, arranging for attendance by directors at seminars or conferences of interest and relevance and facilitating presentations by outside experts to the Board or Committees on relevant matters. The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the financial year ended December 31, 2012.

Date	Description of Event	Attendees

Various……………………………………….	Ernst & Young Mining Industry Presentations	Michael Riley

	Ernst & Young M&A Trends in Mining	Rohan Hazelton

Various……………………………………….	Deloitte Directors’ Series	Michael Riley

Various……………………………………….	IFRS Financial Reporting Seminars	Michael Riley

	Art of Leadership and Science of Management, Goldcorp/Refinery Leadership (80 hours)	Rohan Hazelton

July 2012	Harvard Graduate Business School: Making Corporate Boards Effective	Wade Nesmith

October 2012	San Dimas Mine Visit	Wade Nesmith Joseph Conway Eduardo Luna David Demers Grant Edey Robert Quartermain Michael Riley

October 2012	Mergers and Acquisitions: Continuing Legal Education	Wade Nesmith

November 2012	CICA Audit Committee Conference	Michael Riley

Ethical Business Conduct

             The Board has adopted a Code of Business Conduct and Ethics for the Company, its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Employees are required to sign the Code when they are engaged. The full text of the Code may be viewed on our website at www.primeromining.com.

             The Board is not aware of any departures from the Code during 2012. The Board monitors compliance with the Code by conducting an annual online survey of all supervisors, management, executives and directors, which survey verifies, among other things, that the respondent is aware of, and had reviewed the Code, and where necessary has reported any deviations from the Code.

             Directors and officers who have a material interest in any transaction or agreement to which the Company is a party are expected to disclose that interest to the Board and, in the case of a director who has a disclosable interest under the BCA, is not entitled to vote on the matter at meetings of the Board. As part of the orientation process, directors are provided with information regarding conflicts of interest. In instances where the Board deems it necessary, a committee of independent directors may be struck and delegated the authority to deal with a particular matter.

             The Company has also adopted a Whistleblower Policy to complement the Code. The Whistleblower Policy provides a mechanism for directors, officers, and employees of the Company or any subsidiary who believe that a violation of the Code has occurred or who have concerns regarding various matters (including financial statement disclosure issues, accounting matters, internal controls, fraud and misrepresentations) to report the violation or concerns. Where the reporting person does not wish to, or is not able to, discuss a concern with his or her immediate supervisor, reports may be submitted to the Corporate Secretary. Reports may be made anonymously.

The Corporate Secretary undertakes an initial review of the matter and reports results to the Audit Committee, which then may take corrective and disciplinary actions if appropriate.

Nomination of Directors

             The Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for identifying, screening and recommending eligible nominees for election as directors. A more full description of the responsibilities of this Committee is set out under “Governance and Nominating Committee” above.

             The Governance and Nominating Committee will annually review the general and specific criteria for candidates to be considered for nomination as directors, with a view to ensuring the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and business operations of the Company. As part of this process, the Committee will consider the competencies and skills required by the Board as a whole and the particular competencies and skills that each current director possesses. The review will take into account the diversity of background, skills and experience of the directors, being the key characteristics that the Committee believes are required for effective Board participation. All directors are encouraged to identify potential candidates and the Chief Executive Officer is asked to provide comment.

             The Committee will screen all potential nominees and review their individual characteristics and skills against the identified criteria and bearing in mind competencies and skills that may be lacking in the current makeup of the Board. Consideration will also be given to the perceived ability of a nominee to devote the time and effort needed to fulfilling his or her duties as a member of the Board. Where necessary the Committee may also engage search firms to seek out candidates for Board positions.

             For 2013, no new nominees for director were put forward for consideration. The Governance and Nominating Committee reviewed the qualifications of the current directors, all of whom have been nominated for election as directors in 2013, against the mix of skills and experience that it determined best for the Company and concluded that there are currently no gaps in skills or experience that need to be filled.

Corporate Disclosure Policy

             The Board has approved a Disclosure, Confidentiality and Insider Trading Policy, which is intended to ensure that all material information relating to the Company is communicated appropriately, and in a timely manner, to the public and shareholders. This policy also applies to the dissemination of annual and quarterly reports, news releases and other reports. The Disclosure, Confidentiality and Insider Trading Policy may be viewed on our website at www.primeromining.com. In addition to annual general meetings, meetings between management of the Company and various investors and investment analysts occur occasionally, all of which will be governed by the above policy.

Assessments and Performance Reviews

             The Governance and Nominating Committee conducts an annual review of the performance of the Board and the Board Committees. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis to evaluate the Board as a whole as well as the Board committees. The questionnaire asks directors to evaluate the Board’s composition, function and meetings. In addition, each committee is evaluated with respect to its understanding of its role and responsibilities, the involvement of each committee member, its composition, and conduct of meetings. Finally, each director is interviewed by the Lead Director or Chairman with respect to board function and individual director performance.

             The questionnaires are prepared, sent by and summarized by the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee discusses the results of the assessments, and the Chair of the Governance and Nominating Committee then presents a final report to the Board.

             With respect to 2012, the overall conclusion from these questionnaires and formal discussions was that the Board, the committees and individual directors generally function well.

AUDIT COMMITTEE

             In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee”, information regarding the Audit Committee can be found in the Company’s AIF under the heading “Additional Information – Audit Committee”. The AIF also includes a copy of the Audit Committee charter. The AIF is available under the Company’s profile at on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

             The primary objectives of Primero’s executive compensation program are to attract, motivate and retain the top-quality, experienced executives necessary for Primero’s long-term success and to encourage those executives to further the long-term development of Primero and its operations. The ultimate goal is to ensure Primero has appropriately skilled executive leadership and that they are incented to achieve its corporate goals. Primero considers base salary, an annual performance-based cash incentive award, and grants of equity-based long term incentive compensation in the form of stock options and phantom share units (“PSUs”) to be the key elements of its executive compensation program.

Overview of Compensation Philosophy

             The Company operates in a highly competitive market for experienced executives. While growth in the global mining industry has slowed over the past year as certain commodity prices have declined, there continues to be a shortage of available personnel with mining-related skills and experience. This shortage derives from fewer people having entered the mining industry over the past two decades, resulting in a “missing generation” of appropriately skilled potential employees. As a result, the Company recognizes the need to be competitive with its peers in its design of its executive compensation program so as to attract, motivate and retain highly-qualified individuals with the mining and other related skills and experience necessary to execute the Company’s strategic plan and create sustainable value for Primero’s shareholders.

             The Company’s executive compensation program emphasizes performance-based incentives that reward its executives for the achievement of specific annual and longer term business goals including year over year improvements in core metrics. Given this emphasis, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Primero operates in a commodity business with substantially all of its cash flow derived from the sale of gold and silver. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Primero’s incentive programs focus on long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance. Furthermore, to support long-term value creation, precious metals companies are required to make significant substantial and sustained investment in exploration and development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to reward success in initiatives that support long-term performance.

             The Company’s executive compensation philosophy is premised on the following principles:

  recruit and retain highly qualified executive officers by offering overall compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies;

  motivate executives to achieve important corporate and personal performance objectives that may be influenced by the executive and reward them when such objectives are met; and

  support retention and align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s equity-based compensation plans.

Compensation Review Process

Role of the Human Resources Committee

             The Human Resources Committee is responsible for recommending the compensation of the Company’s executive officers to the Board. When considering the appropriate compensation to be paid to the executive officers, the Human Resources Committee has regard to a number of factors including:

  recruiting and retaining executives critical to the success of Primero and the enhancement of shareholder value;

  providing fair and competitive compensation;

  aligning the interests of management and shareholders;

  rewarding performance, both on an individual basis and with respect to operations generally; and

  available financial resources.

             In addition, the Human Resources Committee receives performance reviews and compensation recommendations from the President and Chief Executive Officer in respect of other executive officers (see “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of President and Chief Executive Officer”). The Committee reviews these recommendations made to it and has discretion to modify any of the recommendations before making its recommendation to the Board.

             The three independent members of the Human Resources Committee are David Demers (Chair), who has served on this committee since July 2010, Timo Jauristo, who has served on this committee since November 2010, and Robert Quartermain, who has served on this committee since July 2010. Each member has experience in executive compensation by virtue of his experience as current or former director or officer of a public corporation (see “Election of Directors – Principal Occupation, Business or Employment of Nominees”). The Board believes the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

             With respect to the financial year ended December 31, 2012, the Human Resources Committee recommended to the Board, and upon its further consideration the Board approved:

  that the Company adopt the recommendations of the independent third-party compensation advisor (see “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of the Third Party Compensation Advisor”);

  the components and amounts of cash and equity-linked compensation for directors for 2012;

  that the Company grant options to executives hired in 2012 under its Stock Option Plan;

  that the Company adjust certain achievement factors and performance weightings in its annual performance-based cash incentives program for 2012;

  that the Company adopt the Directors’ PSU Plan and grant Directors’ PSUs to directors under such plan;

  that the Company enter into new executive employment agreements with its executives in order to have consistent employment terms among executives;

  in consultation with the CEO, in respect of all executives other than the CEO and Executive Chairman, approval of the amounts of 2011 annual incentive awards, the 2012 base salaries and 2012 long term incentive grants under the PSU Plan;

  approval of the amounts of the CEO’s 2011 annual incentive award, 2012 base salary and 2012 long term incentive grant under the PSU Plan;

  approval of the 2011 annual incentive award for the Executive Chairman and that the Company enter into an agreement with Wade Nesmith for his transition from Executive Chairman to Chairman of the Board; and

  changes to the Human Resources Committee’s Terms of Reference to enable the committee, among other things, to engage independent counsel and other advisors appropriate to its duties.

Subsequent to the financial year ended December 31, 2012, the Human Resources Committee:

  led the annual CEO performance evaluation and made recommendations to the Board respecting the CEO’s 2012 annual incentive award, 2013 base salary and 2013 PSU grant;

  considered the CEO’s assessment of and compensation recommendations for the other executive officers, and recommended that the Board approve the compensation of the senior officers including the grant of PSUs;

  made recommendations to the Board respecting directors’ compensation for 2013;

  reviewed the Terms of Reference for the Human Resources Committee; and

  recommended that the Company adopt the Employee PSU Plan.

Role of President and Chief Executive Officer

The President and Chief Executive Officer plays a role in executive compensation decisions, by:

  making recommendations to the Board regarding the Company’s annual objectives that provide the structure by which the annual objectives of other executive officers and employees of the Company are aligned;

  making recommendations to the Human Resources Committee regarding the annual objectives for the other executive officers; and

  making recommendations to the Human Resources Committee regarding executive officer base salary adjustments, target annual incentive awards and actual payouts, stock-based grants, and PSU grants and actual payouts.

Role of Third Party Compensation Advisor

             During the financial year ended December 31, 2012, the Human Resources Committee retained Roger Gurr & Associates, a third party compensation advisor (the “Consultant”), to assess the Company’s approach to executive and Board compensation. The Consultant was originally retained in 2010 and was again engaged in 2011. In reappointing the Consultant, the Human Resources Committee considered and was satisfied that the Consultant is independent of the Company.

             The Consultant’s 2011 report dated June 26, 2011, as updated in December, 2011 (the “Consultant’s 2011 Report”), provided guidance regarding executive and director compensation for 2012. In addition, the Consultant assessed the compensation relating to the transition of Wade Nesmith from Executive Chairman to Chairman of the Board in February 2012, and the Consultant assessed the risk profile of the Company’s compensation program in March 2012 (see “Statement of Executive Compensation – Compensation Discussion and Analysis – Risk Assessment”). The Consultant later delivered a report entitled “Review of Executive and Director Compensation” dated December 17, 2012 (the “Consultant’s 2012 Report”), regarding director and executive officer compensation for 2013.

             For the financial years ended December 31, 2012 and 2011, the Company paid the Consultant $31,600 and $31,500 and, respectively, as detailed below:

	Fees Paid to	Fees Paid to
	Consultant in Year	Consultant in Year
	Ended	Ended
Nature of Services	December 31, 2012	December 31, 2011

Executive Compensation-Related Fees(1)	$31,600	$31,500

All Other Fees(2)	Nil	Nil

Total	$31,600	$31,500

___________________________
Notes:

(1)	“Executive Compensation-Related Fees” include the aggregate fees billed by the Consultant for services related to determining compensation for the Company’s directors and executive officers.

(2)	“All Other Fees” include the aggregate fees billed for all other services provided by the Consultant that are not Executive Compensation- Related Fees.

             Based upon a review of compensation strategies of similar mining companies, the Consultant’s Report recommended an overall compensation strategy for 2012 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of stock options and/or PSUs. The Human Resources Committee considered the Consultant’s Report and advice, and his recommendations are reflected in the executive compensation program and executive employment agreements described below.

Elements of Executive Compensation

Named Executive Officers

             The following individuals are the Company’s named executive officers (“Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2012:

  Joseph Conway, President and Chief Executive Officer (since June 1, 2010);

  David Blaiklock, Chief Financial Officer (since July 6, 2009);

  Renaud Adams, Chief Operating Officer (since November 1, 2011);

  H. Maura Lendon, Vice President, Chief General Counsel and Corporate Secretary (since March 29, 2012); and

  Gabriel Voicu, Vice President, Geology and Exploration (since November 12, 2012).

Summary of Elements of Executive Compensation

             Guided by its executive compensation principles and policies, the Human Resources Committee uses several components in its executive compensation program. For the financial year ended December 31, 2012, Primero’s executive compensation program consisted of the following elements:

  base salary;

  annual performance-based cash incentives (short-term incentives);

  equity-based compensation consisting of stock options and PSUs (long-term incentives); and

  other compensation, including long-term disability, life insurance and other standard benefits offered by Primero to its employees.

             The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives

Base Salary	Base salaries are fixed and are used as the base to determine other elements of compensation and benefits.	Competitive base salaries enable the Company to attract and retain highly qualified executives.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company.	Short-term incentives motivate executives to achieve near-term corporate objectives and reward them when objectives are met or exceeded.

Stock Options	Stock options are a variable element of compensation intended to reward the Company’s executive team for its success in achieving sustained shareholder value reflected in stock price.	Long-term incentives encourage executives to remain with the Company, and align the interests of executives with long-term interests of shareholders.

Phantom Share Units	PSUs are a variable element of compensation intended to reward the Company’s executive team for its success in achieving sustained shareholder value reflected in stock price.	Long-term incentives encourage executives to remain with the Company, and align the interests of executives with long-term interests of shareholders.

Benchmarking

             The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. Accordingly, the Human Resources Committee reviews compensation levels for the NEOs against compensation levels of comparable companies.

             In developing a reasonable justifiable group of comparator mining companies, the following primary factors were considered: companies with producing gold and/or silver mines with at least one significant asset; companies currently developing a gold and/or silver mine with significant assets expected to be in production in the next two years; and companies with production levels (now or anticipated in the next two years) in the range of 100,000 to 800,000 equivalent ounces of gold. In addition, the following secondary factors were considered: companies with operating and/or development activities in a foreign location (i.e. other than Canada or the United States of America); companies with activities concentrated in Mexico, Central and South America; and companies with a market capitalization in the range of that expected of the Company over the next years of towards $1 billion. The Human Resources Committee reviews the primary and secondary factors for the comparator companies each year to ensure continued appropriateness.

             The following are the comparable companies used for the financial year ended December 31, 2012, based on the Consultant’s 2011 Report: Alamos Gold Inc.; Aurizon Mines Ltd.; Breakwater Resources Ltd.; Coeur d’Alene Mines Corp.; Detour Gold Corp.; Gammon Gold Inc. (now AuRico Gold Inc.); Golden Star Resources Ltd.; Hecla Mining Co.; HudBay Minerals Inc.; Jaguar Mining Inc.; Minefinders Corp. Ltd. (now Pan American Silver Corp.); Nevsun Resources Ltd.; New Gold Inc.; Northgate (now AuRico Gold Inc.); Pan American Silver Corp.; and Semafo Inc.

             For director and executive officer compensation matters in 2013, based on the Consultant’s 2012 Report, the comparator group was updated to be as follows: Alamos Gold Inc.; Argonaut Gold Incorporated; Aurcana Corp.; AuRico Gold Inc.; Aurizon Mines Ltd.; B2Gold Corp.; Coeur d’Alene Mines Corp.; Detour Gold Corp.; Endeavour Silver Corp.; Golden Star Resources Ltd.; Hecla Mining Co.; HudBay Minerals Inc.; Jaguar Mining Inc.; Nevsun Resources Ltd.; New Gold Inc.; Osisko Mining Corporation; Pan American Silver Corp.; and Semafo Inc.

Base Salary

             The Human Resources Committee arrived at its recommendations for base salaries after reviewing the Consultant’s Report, and recommended base salary midpoints between the median and 75th percentile of the comparator group, with ranges at 20% above and below the midpoints. The base salary for the President and Chief Executive Officer is reviewed annually by the Human Resources Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are also assessed annually and are recommended by the President and Chief Executive Officer and reviewed by the Human Resources Committee.

             The Human Resources Committee has reviewed and made recommendations to the Board in respect of executive officers’ base salaries for 2013, taking into consideration the information and recommendations of the Consultant’s 2012 Report, and the Company’s and executive’s performance in 2012. In respect of the President and Chief Executive Officer, the Board has approved an increase from $600,000 to $650,000. With respect to other executive officers, also considering the advice of the President and Chief Executive Officer, the Board has approved the following base salary increases for 2013: for the Chief Operating Officer from $410,000 to $430,000; for the Chief Financial Officer, from $335,000 per year to $350,000; for the Vice President, Chief General Counsel and Corporate Secretary, from $300,000 to $315,000; and for the Vice President, Geology and Exploration from $250,000 to $257,500.

Annual Performance-Based Cash Incentives

             Based on the Human Resources Committee’s recommendation, for 2012, the Board adopted an annual performance-based cash incentive award for each eligible NEO (an “Eligible NEO”). Awards are based upon an Eligible NEO’s targets and attainment of annual Company and personal performance goals. The President and Chief Executive Officer and the Human Resources Committee may, however, exercise discretion to award annual performance-based cash incentives if goals have not been met due to unexpected circumstances.

Target Levels

             The target levels, which apply a percentage to the Eligible NEO’s base salary, based on the seniority of the officer’s position, and his or her industry experience and recognition, are set out below:

Named Executive Officer	Target Level

JOSEPH CONWAY	90%

DAVID BLAIKLOCK	60%

RENAUD ADAMS	70%

H. MAURA LENDON	50%

GABRIEL VOICU	50%

             For Mr. Conway, the annual performance-based cash incentive is determined as follows: 80% of the Eligible NEO’s base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 20% of the Eligible NEO’s base salary multiplied by the Eligible NEO’s target level multiplied by the Eligible NEO’s personal achievement factor. For the other Eligible NEOs, the annual performance-based cash incentive is calculated as follows: 70% of the Eligible NEO’s base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 30% of the Eligible NEO’s base salary multiplied by the Eligible NEO’s target level multiplied by the Eligible NEO’s personal achievement factor.

Company Achievement Factor

             The Company achievement factor is based upon the following metrics and weightings:

Metrics	Weightings

Budget Production and Costs (15% and 15%)	30%

Value Creation	30%

Reserve Replacement	20%

Safety/Environmental Performance	20%

Total	100%

             Various thresholds relating to the above corporate achievement categories were established. The better the Company’s performance against those thresholds, the higher the achievement factor (ranging from 0.5, where the threshold is met, to 2.0, where the threshold is significantly exceeded). The Company achievement factor and the related thresholds were established with the intention that achieving an annual performance-based cash incentive would require a significant effort by Eligible NEOs and would be a challenge for the Company. For budget production and cash costs, the Company’s results for 2012 were compared to budget. Attaining budget would result in an achievement factor of 0.5, while performance at significantly better than budget would result in an achievement factor of 2.0. For reserve replacement, the reserves at December 31, 2012 were compared to those at December 31, 2011. The minimum achievement factor ranged from 0.5 for achievement of 90% reserve replacement to 2.0 for achievement of 175% reserve replacement. The value creation factor is derived primarily from total shareholder returns and includes components requiring subjective assessment such as management leadership development, enhancements in systems and processes, governance and social responsibility, long term planning and cost control. While the Company’s shareholder return achieved relative to its peer group and the Market Vectors Junior Gold Index is a heavily weighted factor, the Human Resources Committee exercises its discretion in assessing the subjectively assessed value drivers, as well as considers external factors that may impact value creation that are not within management’s control, such as economic conditions, foreign exchange and commodity price influences. For safety/environmental performance, any significant violation of safety or environmental policies could result in no award, and performance relative to established safety and environmental targets would be considered in determining the appropriate achievement factor.

             For 2012, the achievement factors for the individual performance categories and the total Company achievement factor are as outlined in the table below and the discussion that follows.

			Weighted
Metrics	Weighting	Achievement Factor	Achievement Factor

Budget Production	15%	1.5	0.225

Budget Costs	15%	1.0	0.15

Value Creation	30%	1.75	0.525

Reserve Replacement	20%	2.0	0.40

Safety/Environmental	20%	0	0

Total	100%		1.3

             In 2012, production exceeded budget significantly with a mid-year increase in production guidance while costs were maintained at budget. In respect of value creation, the Company realized shareholder returns of over 90% while the Market Vectors Junior Gold Index showed a return of negative 20%, and individual Company peers primarily showed single digit positive or negative returns. Other factors considered in value creation were the strides achieved in building necessary leadership and technical expertise, implementing best practices in mine geology, and cost control initiatives. At 2012 year end, the Company replaced its reserves by more than 175% of 2012 production.

As there was a fatality in late 2012, the safety/environmental metric was zero. The total Company achievement factor for 2012 was 1.3.

Eligible NEOs’ Achievement Factors

             Generally, each Eligible NEO’s personal achievement factor is based upon their attainment of personal goals approved by the Board upon the recommendation of the Human Resources Committee. For 2012, the Human Resources Committee determined the Eligible NEO achievement factors considering recommendations from the President and Chief Executive Officer (other than for Mr. Conway). Where personal contributions were significant, or where otherwise appropriate in the circumstances, the Human Resources Committee used discretion to adjust certain factors upwards or downwards, or award a set amount.

             Mr. Conway’s personal goals included matters relating to the building of the Company’s portfolio of precious metals assets, building key skills within the Company and tax strategies. The Human Resources Committee considered the significant accomplishments of the Company in 2012 including obtaining the APA tax ruling, enhanced mine planning processes, consistent production improvements, extraordinary shareholder returns and the announcement of the acquisition of Cerro Resources NL. The Committee recognized Mr. Conway’s leadership role in these accomplishments noting that 2012 was a turnaround year for the Company. They determined his personal achievement factor was 2.0.

             Mr. Adams’ personal goals were linked to operating results and building the technical services group to support longer term value creation at both existing and newly acquired operations. Mr. Adams’ personal achievement factor was assessed at 1.75. Mr. Blaiklock’s personal goals included matters relating to the Company’s tax strategies, financial planning, internalizing metal sales, corporate development, and provision of leadership to corporate administration in Mexico. For 2012, Mr. Blaiklock’s performance significantly exceeded expectations, including obtaining the APA ruling and his personal achievement factor was assessed at 2.0. Ms. Lendon’s personal achievement factor of 1.5 was based on her first partial year of employment and reflects her accomplishments in cost control and oversight of legal services, internalizing corporate secretarial functions and enhancing support for legal and governance requirements of management and the Board. Ms. Lendon’s award was prorated as she joined the Company on March 29, 2012. As Mr. Voicu joined the Company in late 2012, his personal achievement factor was set at target of 1.0 recognizing his role in guiding the late year planning for 2013 and five year exploration programs, and his award was also appropriately prorated.

Annual Performance-Based Cash Incentives Awarded

             Annual performance-based cash incentives for the financial year ended December 31, 2012 were determined in January 2013 and awarded in April 2013 on the basis described above. The annual performance-based cash incentive amounts, as disclosed in the following table, will be reported as income for 2013 by the respective Eligible NEO.

Annual Performance-Based
Named Executive Officer	Cash Incentive Amounts

JOSEPH CONWAY	$778,000

DAVID BLAIKLOCK	$304,000

RENAUD ADAMS	$412,000

H. MAURA LENDON	$153,000

GABRIEL VOICU	$38,000

Equity Compensation

             The Company’s Stock Option Plan and the Company’s PSU Plan (the “PSU Plan”) serve two purposes: (a) to align the interests of the Company’s directors and executive officers with those of Primero’s shareholders, and (b) to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value. The vesting element encourages the executive to remain with the organization.

             Recommendations for the grant of long-term incentive awards to executive officers, other than the President and Chief Executive Officer, are made to the Human Resources Committee by the President and Chief Executive Officer, and the Human Resources Committee in turn makes recommendations in respect of such awards for consideration and approval by the Board. In determining the number and composition of long-term incentive award grants to the NEOs, the Board has regard to several considerations, including the advice of the Consultant, the number of stock options and PSUs granted to officers of the comparable companies, previous grants of options and PSUs, the overall number of outstanding options relative to the number of outstanding Common Shares, performance of the Company in relation to attainment of business goals, shareholder returns, and the responsibility, ability, experience, level of commitment, and the degree of time and effort expended, of the executive officer.

Stock Option Plan

             For a detailed discussion of the Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”. The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees will trade Common Shares only within predetermined trading periods and will not trade Common Shares if they are aware of undisclosed material information. Optionees may exercise their stock options only within these permitted trading periods.

             In 2012, stock options were granted as recruitment and retention incentives to Ms. Lendon and to Mr. Voicu upon their hiring. (See “Statement of Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Summary Compensation Table”.)

PSU Plan

             In 2010, the Board approved the PSU Plan, which allows for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The PSU Plan is intended to promote a greater alignment of interests between the shareholders and executive officers and employees by providing a non-dilutive opportunity to participate in increases in the value of the Company.

             The existing PSU Plan provides contingent future compensation based on Common Share price performance and is payable only in cash. Each PSU granted under the PSU Plan in 2010 will vest on the third anniversary of grant. Each PSU granted under the PSU Plan in 2011 and 2012 will vest over a three year period or as otherwise determined by the Board. Upon vesting, a holder of a unit is entitled to receive, at that time, an amount equal to the volume weighted average trading price (“VWAP”) per Common Share over the 20 preceding trading days. However, in the event of death or total disability of a holder, termination of the employment of a holder without cause, or if a holder resigns because of a material reduction in position, duties or remuneration within 12 months after a change of control, such holder’s PSUs will immediately vest and be paid out based on the then 20 day VWAP.

             With respect to the financial year ended December 31, 2012, the Board, on the recommendation of the Human Resources Committee granted to the Named Executive Officers an aggregate of 808,185 PSUs, as follows:

	Total Number of	Total Share-Based
Name	PSUs	Awards ($)

JOSEPH CONWAY	268,152	1,625,000

DAVID BLAIKLOCK	90,759	550,000

RENAUD ADAMS	123,762	750,000

MAURA LENDON	216,007	790,000

GABRIEL VOICU	109,505	704,400

Total	808,185	4,419,400

_________________________
Note:

(1)

On February 25, 2013, the Company awarded PSUs for services rendered by the NEOs in 2012 each priced at $6.06, being the closing price of Common Shares on the TSX on February 25, 2013 as follows: the number and value of PSUs awarded to each of Messrs. Conway, Blaiklock and Adams is in the above table; Ms. Lendon was awarded 66,007 PSUs valued at $400,000; and Mr. Voicu was awarded 49,505 valued at $300,000. On March 31, 2012, Ms. Lendon was awarded 150,000 PSUs valued at $390,000 with each PSU priced at $2.60, being the closing price of Common Shares on the TSX on March 30, 2012. On November 12, 2012, Mr. Voicu was awarded 60,000 PSUs valued at $404,400, with each PSU priced at $6.74, being the closing price of Common Shares on the TSX on November 9, 2012.

             In March 2013, subject to TSX and shareholder approval, the Board approved the Employee PSU Plan, which will provide the Company with the flexibility to elect, in its sole discretion, to pay out Employee PSUs granted under the Employee PSU Plan in cash, Common Shares (subject to TSX and shareholder approval), or a combination of cash and Common Shares. PSUs granted under the PSU Plan are payable only in cash. For a detailed discussion of the Employee PSU Plan, see “Approval of Employee PSU Plan”.

Hedging Policy

             Although the Company has not adopted a policy disallowing insiders from purchasing financial instruments designed to hedge or offset any decrease in market value of Common Shares or any other securities of the Company, the Company is not aware of any insiders having adopted such practice.

Risk Assessment

             In March 2012, the Human Resources Committee retained the Consultant to review the risks associated with the Company’s compensation policies and practices. The Consultant reported that the nature of the business in which the Company operates requires some level of risk taking to achieve growth of reserves and production targets in the best interests of all stakeholders. The Human Resources Committee considered the Consultant’s report and the implications of such associated risks. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long term value while modifying and limiting incentives that promote excessive risk-taking.

             To this end, the Human Resources Committee reviews each of the elements of compensation annually and is satisfied that the executive compensation program provides the necessary framework and governance to align the interests of executives, other key employees, shareholders and other stakeholders, including local communities in which the Company operates. These annual reviews are based upon the underlying philosophy that guides the Human Resources Committee in the design of the key elements of compensation as follows:

  Provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of executive talent;

  Appropriately balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long term incentives) so as to discourage excessive risk taking;

  Strengthen and maintain the link between pay and performance, both company and individual performance;

  Provide an important portion of total compensation that is variable and “at risk” for the executives; and

  Defer a significant portion of “at risk” compensation to keep executives focused on continuous long term performance.

             Some specific controls that are in place to mitigate certain risks are as follows:

  Business continuity and executive retention risk: total compensation is reviewed annually to ensure it remains competitive year over year;

  Environmental and safety risk: the environment and safety are important factors used to assess the ongoing performance of the Company and have an important impact upon executive pay in that major negative environmental and/or safety events may result in reduced annual performance-based cash incentive awards and/or no long term incentives awarded;

  Cash flow risk: salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary, with the maximum annual performance-based cash incentive awards pre-determined. The only open ended award (i.e. having no payout limit) available to executives are PSUs, the payout value of which is linked to the Company’s future stock price;
  Cash flow risk associated with PSU Plan: a limited number of PSUs are available, the number issued is based upon current stock price and the life of a PSU is limited to three years. The most significant cash flow risk is associated with a rapid increase in share price over a three year period. The cash flow impact is calculated by the Company each year and amounts are accrued in the financial statements over the vesting period. Since an increase in share price is likely a result of the Company’s success and positive cash flows, it is unlikely that sufficient funds would not be available over a three years period. The Employee PSU Plan, which will provide the Company with the flexibility to elect, in its sole discretion to pay out Employee PSUs granted under the Employee PSU Plan in cash, Common Shares (subject to TSX and shareholder approval), or a combination of cash and Common Shares, will mitigate the cash flow risk associated with granting PSUs under the PSU Plan, which are payable only in cash. For a detailed discussion of the Employee PSU Plan, see “Approval of Employee PSU Plan”); and
  Stock dilution risk (from annual issuances of long term incentives in the form of stock options or PSUs under the Employee PSU Plan): the Stock Option Plan and the Employee PSU Plan limit total potential dilution to 10% of the issued and outstanding Common Shares, there are target annual issuances as a percentage of salary for each executive, and each issuance has vesting provisions to defer actual dilution, while enhancing executive retention and providing a long-term focus.

Performance Graph

             In July 2008, the Company, which was then known as “Apoka Capital Corporation”, listed on the TSX Venture Exchange (the “TSXV”) as a “Capital Pool Company”. In October 2008, the Company completed its qualifying transaction under the TSXV’s Capital Pool Company policy (the “Qualifying Transaction”) by acquiring privately-owned Mala Noche Resources Corp. (“Mala Noche”). The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby the Company acquired all of the outstanding securities of Mala Noche in exchange for Common Shares and options to purchase Common Shares. In October 2008, the Company, which changed its name to “Mala Noche Resources Corp.” upon completion of the Qualifying Transaction, commenced trading on the TSXV as a Tier 2 Mining Issuer.

             On August 6, 2010, the Company completed the acquisition of the San Dimas Mine (the “Acquisition”). To fund the cash portion of the purchase price for the Acquisition, on July 20, 2010, the Company completed an offering of 50,000,000 subscription receipts at an offering price of $6.00 per subscription receipt for gross proceeds of $300 million. Immediately before the completion of the Acquisition, the Company consolidated its Common Shares on the basis of one new Common Share for every 20 pre-consolidated Common Shares. On the closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation Common Share of the Company and 0.4 of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation Common Share at a price of $8.00 per share until July 20, 2015.

             In conjunction with the Acquisition, on August 18, 2010, the Company’s Common Shares ceased trading on the TSXV and, on August 19, 2010, the Company’s Common Shares commenced trading on the TSX.

             On a post-consolidation basis, the following graph compares the total cumulative return for $100 invested in Common Shares on July 18, 2008 against the total cumulative return of the S&P/TSX Venture Composite Index and the S&P/TSX Composite Index over the period during which Primero has been a reporting issuer:

	July 18,	December	December	August	December	December	December
	2008	31, 2008	31, 2009	19, 2010	31, 2010	31, 2011	31, 2012

Primero	$100	$25	$100	$131	$115	$81	$160

S&P/TSX Venture Composite Index	$100	$35	$66	$64	$100	$65	$53

S&P/TSX Composite Index	$100	$66	$87	$87	$99	$88	$92

             Overall compensation for the Company’s NEOs increased significantly from 2008 to 2010 and then decreased in 2011. While the Company’s share price performance from 2008 to 2010 did not increase significantly overall, the trend in the above graph shows the Company’s share price performance generally following, but with greater volatility than, that of the S&P TSX Venture Composite Index until December 2009. Between December 2009 and August 2010, the Company’s share price performance outperformed the S&P TSX Venture Composite Index. Between August 2010 and December 2010 and between December 2010 and December 2011, the Company’s share price performance underperformed the general trend of the S&P TSX Composite Index over the respective periods. Since December 2011, the Company’s share price significantly outperformed the S&P TSX Composite Index.

             The Company’s approach to executive compensation has transitioned from that of an exploration company to a junior gold and silver producer. When the Company was focused on exploration properties, its executive compensation was primarily option-based. As part of its strategy to acquire mining operations, the Company reevaluated its approach to executive compensation and added salary, performance-based cash incentives and long-term incentive award components. A portion of the base salary for the Company’s executive officers was deferred until the Company completed a fundamental acquisition and stock options were granted concurrently with the closing of such an acquisition. Following the Acquisition in August 2010, the Company’s executive compensation program has focused on performance-based incentives. For 2010, PSUs and options were granted to the NEOs, the value of which is dependent upon the Company’s future share price performance, and the annual performance-based cash incentives awarded reflect the fact that the Company did not meet all of its target performance measures. For 2011, the Company continued to use long-term incentives as a component of compensation, the ultimate value of which received is related directly to the Company’s share price performance, and the annual performance-based cash incentives awarded again reflected a low Company achievement factor (0.4), relating to challenges faced by the Company in the year and mirrored in the Company’s share price performance. For 2012, the Company’s approach to overall executive compensation remained the same as in 2011, and annual performance-based cash incentive awards and equity-linked compensation grants (PSUs) were higher than in 2011 due to the superior Company and personal performance and shareholder returns.

Summary Compensation Table

             The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2012, 2011 and 2010:

						Non-equity incentive
						plan compensation ($)
							Long-
			Share-based	Option-based		Annual	term	Pension	All other		Total
Name and current		Salary	awards(3)(4)(5)	awards		incentive	incentive	value	compensation		compensation
principal position	Year	($)	($)	($)		plans	plans	($)	($)(1)		($)

JOSEPH CONWAY(2)	2012	600,000	1,625,000	Nil		778,000	N/A	N/A	N/A		3,003,000
President and CEO	2011	600,000	1,200,000	Nil		220,000	N/A	N/A	N/A		2,020,000
	2010	350,000	4,943,266	2,330,140	(6)	46,667	N/A	N/A	N/A		7,670,073

DAVID BLAIKLOCK(2)	2012	335,000	550,000	Nil		304,000	N/A	N/A	N/A		1,189,000
CFO	2011	325,000	390,000	Nil		125,000	N/A	N/A	N/A		840,000
	2010	206,250	422,500	974,827	(6)(7)	22,000	N/A	N/A	33,000	(1)	1,658,577

RENAUD ADAMS(2)	2012	410,000	750,000	Nil		412,000	N/A	N/A	N/A		1,572,000
COO	2011	68,333	950,000	366,000	(8)	50,000	N/A	N/A	N/A		1,434,333
	2010	N/A	N/A	N/A		N/A	N/A	N/A	N/A		N/A

MAURA LENDON(2)	2012	227,500	790,000	69,000	(9)	153,000	N/A	N/A	N/A		1,239,500
VP, CGC and	2011	N/A	N/A	N/A		N/A	N/A	N/A	N/A		N/A
CORPORATE	2010	N/A	N/A	N/A		N/A	N/A	N/A	N/A		N/A
SECRETARY

GABRIEL VOICU(2)	2012	35,417	704,400	153,600	(10)	38,000	N/A	N/A	N/A		931,417
VP, GEOLOGY &	2011	N/A	N/A	N/A		N/A	N/A	N/A	N/A		N/A
EXPLORATION	2010	N/A	N/A	N/A		N/A	N/A	N/A	N/A		N/A

____________________
Notes:

(1)

None of the NEOs received perquisites that in the aggregate are worth $50,000 or more, or are worth 10% or more of the NEO’s total salary for a financial year. Amounts disclosed in this column include consulting fees paid to Mr. Blaiklock.

(2)

Mr. Conway was appointed President and CEO of the Company on June 1, 2010. Mr. Blaiklock was appointed CFO of the Company on July 6, 2009. Mr. Adams was appointed COO of the Company on November 1, 2011. Ms. Lendon was appointed Vice President, Chief General Counsel and Corporate Secretary of the Company on March 29, 2012. Mr. Voicu was appointed VP, Geology and Exploration of the Company on November 12, 2012.

(3)

The Company awarded PSUs on February 25, 2013 for services rendered by the NEOs in 2012 each priced at $6.06, being the closing price of Common Shares on the TSX on February 25, 2013 resulting in 268,152 PSUs, 90,759 PSUs, 123,762 PSUs, 66,007 PSUs and 49,505 PSUs awarded to each of Mr. Conway, Mr. Blaiklock, Mr. Adams, Ms. Lendon and Mr. Voicu, respectively. In addition, on March 31, 2012, Ms. Lendon was awarded 150,000 PSUs and these PSUs are valued at $2.60 each, being the closing price of Common Shares on the TSX on March 30, 2012. On November 12, 2012, Mr. Voicu was granted 60,000 PSUs valued at $404,400, with each PSU priced at $6.74, being the closing price of Common Shares on the TSX on November 9, 2012.

(4)

The Company awarded PSUs on March 31, 2012 for services rendered by the NEOs in 2011. Each PSU was priced at $2.60, being the closing price of Common Shares on the TSX on March 30, 2012, resulting in 461,538 PSUs, 150,000 PSUs and 230,769 PSUs being awarded to Mr. Conway, Mr. Blaiklock and Mr. Adams, respectively. In addition, Mr. Adams was awarded 100,000 PSUs on November 8, 2011 and these PSUs are valued at $3.50 each, being the market value of the Common Shares on the date of grant.

(5)

On August 6, 2010, the Company awarded 865,384 PSUs to Mr. Conway and 50,000 PSUs to Mr. Blaiklock. These PSUs are valued at $5.25 each, being the market value of the Common Shares on the date of grant, and vest on August 6, 2013 if the NEO is then employed by the Company. On February 27, 2011, the Company awarded 100,000 PSUs to Mr. Conway and 40,000 PSUs to Mr. Blaiklock. These PSUs are valued at $4.00 each, being the market value of the Common Shares on the date of grant, and vest over a three-year period.

(6)

On August 6, 2010, Mr. Conway and Mr. Blaiklock were granted options to purchase 1,294,522 Common Shares and 348,904 Common Shares, respectively, one-third of which vested on each of August 6, 2010, August 6, 2011 and August 6, 2012, at a per share exercise price of $6.00 expiring on August 6, 2015. These options have a grant date fair value of $1.80 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $6.00, expected life of three years, and volatility of 57%.

(7)

On July 9, 2009, Mr. Blaiklock was granted options to purchase, on a post-consolidation basis, 60,000 Common Shares 40% of which vested on July 9, 2009 and 30% of which vested on each of July 9, 2010 and July 9, 2011, at a per share exercise price of $2.70 expiring on July 9, 2019. In accordance with Canadian GAAP, these options were deemed granted on June 28, 2010, being the date on which shareholders of the Company approved amendments to the Company’s Stock Option Plan. These options have a fair value on the deemed grant date of $5.78 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $2.70, expected life of six years, and volatility of 75%.

(8)

On November 8, 2011, Mr. Adams was granted options to purchase 300,000 Common Shares, one-third of which vested on November 8, 2012 and one-third of which is to vest on each of November 8, 2013 and November 8, 2014, at a per share exercise price of $3.47 expiring on November 8, 2016. These options have a grant date fair value of $1.22 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $3.47, expected life of 3.5 years, and volatility of 47%.

(9)

On March 31, 2012, Ms. Lendon was granted options to purchase 75,000 Common Shares, one-third of which is to vest on each of March 31, 2013, March 31, 2014 and March 31, 2015, at a per share exercise price of $2.60 expiring on March 31, 2017. These options have a grant date fair value of $0.92 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $2.60, expected life of 3.5 years, and volatility of 47%.

(10)

On November 12, 2012, Mr. Voicu was granted options to purchase 60,000 Common Shares, one-third of which is to vest on each of November 12, 2013, November 12, 2014 and November 12, 2015, at a per share exercise price of $6.74 expiring on November 12, 2017. These options have a grant date fair value of $2.56 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $6.74, expected life of 3.5 years, and volatility of 51%.

             The fair value of the options in the above table is estimated using the Black-Scholes option pricing model, consistent with common practice among companies in the Canadian mining industry. However, option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which options may be freely traded and in any event the Company does not allow its employee options to be traded. Readers are cautioned not to assume that the value derived from the model is the value that an optionee might receive if the options were freely-traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes. For financial statement purposes, the fair value of options is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the fair value is shown in totality on the date of grant.

             The fair value of the PSUs in the above table is estimated based on the market value of the Common Shares on the grant date. For financial statement purposes, the PSUs are marked to market and the value is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the grant date fair value is shown in totality on the date of grant.

             As of the date of this Information Circular, Primero does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular.

Incentive Plan Awards

             For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plan see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plan”.

Outstanding Share-Based and Option-Based Awards

             The following table sets out the awards granted to Named Executive Officers that are outstanding at the end of the fiscal year ended December 31, 2012. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Market or
					Number	payout	Market or
					of shares	value of	payout value
	Number of				or units	share-	of vested
	securities			Value of	of shares	based	share-based
	underlying	Option		unexercised	that have	awards	awards not
	unexercised	exercise		in-the-money	not	that have	paid out or
	options	price	Option	options	vested	not vested	distributed
Name	(#)	($)	expiration date	($)(1)	(#)(2)	($)(3)	($)(4)

JOSEPH CONWAY	1,294,522	6.00	August 6, 2015	517,809	1,393,589	6,009,933	N/A
President and CEO

	Option-based Awards				Share-based Awards
Market or
					Number	payout	Market or
					of shares	value of	payout value
	Number of				or units	share-	of vested
	securities			Value of	of shares	based	share-based
	underlying	Option		unexercised	that have	awards	awards not
	unexercised	exercise		in-the-money	not	that have	paid out or
	options	price	Option	options	vested	not vested	distributed
Name	(#)	($)	expiration date	($)(1)	(#)(2)	($)(3)	($)(4)

DAVID BLAIKLOCK CFO	60,000 348,904	2.70 6.00	July 9, 2019 August 6, 2015	222,000 139,562	226,667	759,168	N/A

RENAUD ADAMS COO	300,000	3.47	November 8, 2016	879,000	297,436	833,334	N/A

MAURA LENDON VP, CGC and Corporate Secretary	75,000	2.6	March 31, 2017	285,000	150,000	390,000	N/A

GABRIEL VOICU VP, Geology and Exploration	60,000	6.74	November 12, 2017	Nil	60,000	404,400	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2012, which is the closing price of Primero’s Common Shares on the TSX on December 31, 2012, which was $6.40 per share.

(2)	Does not include PSUs granted to NEOs on February 25, 2013 in respect of services rendered in 2012. See “Summary Compensation Table” Note (3).

(3)

The Company valued the PSUs at the market value of the Common Shares on the date of grant, which was $5.25 per share for the PSUs awarded on August 6, 2010, $4.00 per share for the PSUs awarded on February 27, 2011, $3.50 per share for the PSUs awarded on November 8, 2011, $2.60 per share for the PSUs awarded on March 31, 2012, and $6.74 per share for the PSUs awarded on November 12, 2012.

(4)	There were no PSUs granted to the NEOs which vested during 2012 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2012.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2012

             The following table sets out, for each NEO, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2012:

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($)	($)	($)

JOSEPH CONWAY President and CEO	Nil(1)	96,669(5)	778,000

DAVID BLAIKLOCK CFO	Nil(2)	38,667(6)	304,000

RENAUD ADAMS COO	367,000(3)	245,331(7)	412,000

H. MAURA LENDON VP, CGC and Corporate Secretary	N/A(4)	N/A(8)	153,000

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($)	($)	($)

GABRIEL VOICU VP, Geology and Exploration	N/A(4)	N/A(8)	38,000

_______________________________
Notes:

(1)	This figure does not include 431,507 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(2)	This figure does not include 116,301 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(3)	The closing price on the vesting date of 100,000 options, which are exercisable at $3.47 per share, was $7.14.

(4)	No options granted to Ms. Lendon or Mr. Voicu vested during the year ended December 31, 2012.

(5)	The 20-day share VWAP on the vesting date of 33,333 PSUs was $2.90.

(6)	The 20-day share VWAP on the vesting date of 13,333 PSUs was $2.90.

(7)	The 20-day share VWAP on the vesting date of 33,333 PSUs was $7.36.

(8)	No PSUs granted to Ms. Lendon or Mr. Voicu vested during the year ended December 31, 2012.

Executive Employment Agreements, Termination and Change in Control Provisions

             Each of the NEOs is party to an employment agreement with the Company (the “Executive Employment Agreements”). In March 2012, Primero harmonized the terms and conditions of its employment agreements with executives and Mr. Conway, Mr. Blaiklock and Mr. Adams entered into new Executive Employment Agreements (superceding their prior employment agreements). Upon their subsequent hiring, Ms. Lendon and Mr. Voicu also entered into similar Executive Employment Agreements so that the terms and conditions of employment across NEOs are now aligned.

             The NEOs’ Executive Employment Agreements establish their base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. NEOs are also eligible to participate in the Company’s equity-based incentive compensation plans in the form of stock options or PSUs, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with the terms of the agreements.

             The NEOs’ Executive Employment Agreements also provide for termination payments in the event of (i) a termination of employment without cause (including by constructive dismissal), or (ii) if, within 12 months of a “Change in Control”, the executive was terminated without cause or the executive resigned because of a material reduction or change in his or her position, duties or remuneration. In each case, the terminated executive is entitled to a termination payment equal to: 200% of his or her annual base salary, plus two times the average annual performance-based cash incentive awarded to the executive in the two prior years plus, in respect of benefits, 10% of 200% of the base salary or the continuation of benefits for up to 24 months, except for Mr. Voicu who will receive 150% of his annual base salary, plus one and a half times the average performance-based cash incentive awarded to the executive in the two prior years plus, in respect of benefits, 10% of 150% of the base salary or the continuation of benefits up to 18 months. In addition, all outstanding options granted to the terminated executive, would vest immediately, subject to the terms of the Company’s Stock Option Plan, and continue to be exercisable for the duration of the relevant term. Further, all unvested PSUs held by the executive would automatically vest in accordance with the PSU Plan and would be subject to be paid out.

             The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation for material reduction or change in position, duties, or remuneration related to a Change in Control, and without cause (not related to a Change in Control), assuming the triggering event occurred on December 31, 2012, are as follows:

NEO	Element	Estimated Incremental Payment

JOSEPH CONWAY	Salary	$1,200,000
CEO
	Annual Performance-Based Cash Incentive(1)	$998,000

	Benefits	$120,000

DAVID BLAIKLOCK	Salary	$670,000
CFO
	Annual Performance-Based Cash Incentive(1)	$429,000

	Benefits	$67,000

RENAUD ADAMS	Salary	$820,000
COO
	Annual Performance-Based Cash Incentive(1)	$574,000

	Benefits	$82,000

MAURA LENDON	Salary	$600,000
VP, CGC and Corporate
Secretary	Annual Performance-Based Cash Incentive(1)	$300,000

	Benefits	$60,000

GABRIEL VOICU	Salary	$375,000
VP, Geology and Exploration
	Annual Performance-Based Cash Incentive(1)	$187,500

	Benefits	$37,500

_________________________________
Note:

(1)

Amounts payable in respect of the annual performance-based cash incentive reflect actual average annual awards for Messrs. Conway and Blaiklock. For Mr. Adams, Ms. Lendon and Mr. Voicu, the target performance-based cash incentive is used as two calendar years have not yet passed in their employment tenure.

Director Compensation

             The Human Resources Committee recommended that, for the financial year ended December 31, 2012, the Board adopt the director compensation strategy recommended in the Consultant’s 2011 Report. In such report, the Consultant reviewed the Company’s approach to the cash compensation of directors, which was based upon a 2010 report of the Consultant, and concluded that the current approach is market competitive and recommended that no changes be made to Board cash compensation. Under the current compensation structure, each director receives an annual retainer, as well as meeting and travel day fees, and the Lead Director and Committee Chairs receive an additional annual retainer. The Board is satisfied that this compensation structure is reasonable and will assist in attracting and retaining superior candidates for Board service.

Services Provided	Compensation Payable

Lead Director	$80,000 per year

Board Member	$50,000 per year

Chair, Audit Committee	$20,000 per year

Chair, Human Resources Committee	$10,000 per year

Chair, Other Committee	$10,000 per year

Meeting Fees	$1,500 per meeting

Services Provided	Compensation Payable

Travel Day Fees	$1,500 per day

             In the Consultant’s Report, the Consultant also recommended that the directors be granted PSUs. In March 2012, the Board approved, subject to TSX and shareholder approval with respect to any Common Share issuances, the Directors’ PSU Plan. The TSX conditionally accepted the Directors’ PSU Plan, subject to shareholder approval. On May 28, 2012, shareholders approved the Directors’ PSU Plan. For a detailed discussion of the Directors’ PSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan”. On March 31, 2012, based on the recommendation the Human Resources Committee, each of Primero’s independent directors (other than Mr. Hazelton and Mr. Jauristo, as nominee directors of Goldcorp) were granted 28,846 Directors’ PSUs representing 1.5 times the board member compensation of $50,000 for services to be rendered in the year 2012.

             Mr. Nesmith’s compensation as Chairman of the Board is paid according to the terms of an agreement entered into with the Company on March 15, 2012, respecting his transition from Executive Chairman to Chairman and the termination of his prior executive employment agreement with the Company. In connection with this transition, upon the recommendation of the Human Resources Committee, the Company entered into an engagement agreement with Mr. Nesmith for a three-year term pursuant to which the Company will pay Mr. Nesmith a fee of $250,000 per year, grant to him a bonus in consideration of services as Executive Chairman in 2011 of the number of PSUs equal to $1.9 million on the grant date vesting over a three-year period, and grant him an additional bonus for services to be rendered as Chairman in 2012 of PSUs equal to 1.5 times his yearly fee vesting over a three-year period. Mr. Nesmith will not receive other standard benefits made available by the Company. Upon a Change in Control all PSUs held by Mr. Nesmith will immediately vest. If the Company terminates the engagement, the Company will pay all fees payable for the balance of the three-year term of the engagement agreement and will grant Mr. Nesmith his full PSU entitlement and all of his PSUs will immediately vest on the date of termination or grant. On Mr. Nesmith’s resignation, all unvested PSUs will be cancelled and all fees and vested PSUs will immediately be paid by the Company.

             On November 30, 2011, following his retirement as Executive Vice President and President (Mexico) for the Company, the Company engaged Mr. Luna as an advisor on an independent contractor basis for cash compensation of US$75,000 per year with a benefits plan. In 2012, Mr. Luna’s compensation included this advisory fee in addition to cash fees payable to directors. The advisory services agreement was terminated, effective December 31, 2012, and Mr. Luna will thereafter receive the same compensation as other non-executive directors (other than Messrs. Nesmith, Hazelton and Jauristo).

             In February 2013, the Human Resources Committee considered the Consultant’s 2012 Report and the recommendations of the Consultant in connection with directors’ compensation for 2013. The Committee recommended to the Board that the Company should increase in the annual PSU grants to non-executive directors (other than Messrs. Nesmith, Hazelton and Jauristo) to a value of $150,000 and that director compensation should otherwise remain the same as in 2012. The Board subsequently approved this recommendation for directors’ 2013 compensation.

             The following disclosure summarizes the amount of compensation provided to each of the directors during the Company’s most recently completed financial year ended December 31, 2012, but excludes the compensation of Mr. Conway. See “Statement of Executive Compensation – Summary Compensation Table” for a summary of the compensation paid to Mr. Conway during the financial year ended December 31, 2012.

			Accounting	Non-equity
			Fair Value	incentive
		Share-	of Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
	earned	awards	awards	sation	Value	sation	Total
Name	($)	($)(4)	($)	($)	($)	($)	($)

WADE NESMITH	281,250(1)	375,000(2)	Nil	Nil	Nil	Nil	656,250

DAVID DEMERS	121,500	75,000	Nil	Nil	Nil	Nil	196,500

			Accounting	Non-equity
			Fair Value	incentive
		Share-	of Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
	earned	awards	awards	sation	Value	sation	Total
Name	($)	($)(4)	($)	($)	($)	($)	($)

GRANT EDEY	102,000	75,000	Nil	Nil	Nil	Nil	177,000

ROHAN HAZELTON(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

TIMO JAURISTO(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

EDUARDO LUNA	218,780	Nil	Nil	Nil	Nil	Nil	218,780

ROBERT QUARTERMAIN	75,500	75,000	Nil	Nil	Nil	Nil	150,500

MICHAEL RILEY	106,000	75,000	Nil	Nil	Nil	Nil	181,000

Notes:

(1)

Mr. Nesmith held the position of Executive Chairman from June 1, 2010 until March 15, 2012, at which time he transitioned to Chairman of the Board. The fees earned of $281,250 include his prorated 2012 salary up until March 15, 2012.

(2)

On March 31, 2012 the Company awarded Mr. Nesmith, as Chairman of the Board, PSUs valued at $375,000 for services to be rendered in 2012; each PSU was priced at $2.60, being the closing price of Common Shares on the TSX on March 30, 2012, resulting in 144,231 PSUs being awarded to Mr. Nesmith. This figure omits the PSUs valued at $1,900,000 awarded to him on March 31, 2012 for his past services as Executive Chairman; these PSUs were also priced at $2.60, being the closing price of Common Shares on the TSX on March 30, 2012, resulting in 730,769 PSUs being awarded to Mr. Nesmith.

(3)	As nominees of Goldcorp, Messrs. Hazelton and Jauristo receive no compensation from the Company.

(4)

These figure does not include PSUs granted on March 28, 2013 for services to be rendered in 2013, each priced at $6.67, being the closing price of Common Shares on the TSX on March 27, 2013 resulting in 56,222 PSUs awarded to Mr. Nesmith, and 22,489 PSUs awarded to each of Mr. Demers, Mr. Edey, Mr. Luna, Mr. Quartermain and Mr. Riley, respectively.

Incentive Plan Awards

             For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s Directors’ PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan”.

Outstanding Share-Based and Option-Based Awards

             The following table sets out the awards granted to each of Primero’s directors that are outstanding at the end of the fiscal year ended December 31, 2012, but excludes awards granted to Mr. Conway. See “– Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards” for a summary of the awards granted to Mr. Conway during the financial year ended December 31, 2012. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Market or
payout
						Market or	value of
					Number of	payout	vested
	Number of				shares or	value of	share-
	securities			Value of	units of	share-based	based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise		in-the-money	have not	have not	paid out or
	options	price	Option	options	vested	vested	distributed
Name	(#)	($)	expiration date	($)(1)	(#)(2)	($)(3)	($)(4)

WADE NESMITH	60,000	4.20	July 29, 2013	132,000
	100,000	2.70	July 9, 2014	370,000	1,341,025	4,679,965	N/A
	1,043,015	6.00	August 6, 2015	417,206

	Option-based Awards				Share-based Awards
							Market or
							payout
						Market or	value of
					Number of	payout	vested
	Number of				shares or	value of	share-
	securities			Value of	units of	share-based	based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise		in-the-money	have not	have not	paid out or
	options	price	Option	options	vested	vested	distributed
Name	(#)	($)	expiration date	($)(1)	(#)(2)	($)(3)	($)(4)

DAVID DEMERS	20,000	4.20	July 29, 2013	44,000
	10,000	2.70	July 9, 2014	37,000	19,231	50,000	N/A
	179,452	6.00	August 6, 2015	71,781

GRANT EDEY	129,452	6.00	August 6, 2015	51,781	19,231	50,000	N/A

ROHAN HAZELTON(5)	Nil	N/A	N/A	N/A	N/A	N/A	N/A

TIMO JAURISTO(5)	Nil	N/A	N/A	N/A	N/A	N/A	N/A

EDUARDO LUNA	45,000	4.20	July 29, 2013	99,000
	100,000	2.70	July 9, 2019	370,000	133,333	658,332	N/A
	1,043,015	6.00	August 6, 2015	417,206

ROBERT QUARTERMAIN	129,452	6.00	August 6, 2015	51,781	19,231	50,000	N/A

MICHAEL RILEY	164,452	6.00	August 6, 2015	65,781	19,231	50,000	N/A

_______________________
Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2012, which is the closing price of Primero’s Common Shares on the TSX on December 31, 2012, which was $6.40 per share.

(2)

These figures do not include PSUs granted on March 28, 2013 for services to be rendered in 2013, each priced at $6.67, being the closing price of Common Shares on the TSX on March 27, 2013 resulting in 56,222 PSUs awarded to Mr. Nesmith, and 22,489 PSUs awarded to each of Mr. Demers, Mr. Edey, Mr. Luna, Mr. Quartermain and Mr. Riley, respectively.

(3)

The Company valued the PSUs at the market value of the Common Shares on the date of grant, which was $5.25 per share for the PSUs awarded to Mr. Nesmith and Mr. Luna on August 6, 2010, $4.00 per share for the PSUs awarded to Mr. Nesmith and Mr. Luna on February 27, 2011, and $2.60 per share for the PSUs awarded under the Director’s PSU plan on March 31, 2012.

(4)	There were no PSUs granted to the directors which vested during 2012 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2012.

(5)	As nominees of Goldcorp, Messrs. Hazelton and Jauristo receive no compensation from the Company.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2012

             The following table sets out, for each of Primero’s directors other than Mr. Conway, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2012. See “Statement of Executive Compensation – Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2012” for a summary of such information for Mr. Conway:

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)(2)	($)

WADE NESMITH	Nil(1)	48,333(5)	Nil

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)(2)	($)

DAVID DEMERS	Nil(2)	63,267(6)	Nil

GRANT EDEY	Nil(3)	63,267(6)	Nil

ROHAN HAZELTON(7)	N/A	N/A	Nil

TIMO JAURISTO(7)	N/A	N/A	Nil

EDUARDO LUNA	Nil(1)	48,333(5)	Nil

ROBERT QUARTERMAIN	Nil(3)	63,267(6)	Nil

MICHAEL RILEY	Nil(4)	63,267(6)	Nil

_______________________
Notes:

(1)	This figure does not include 347,672 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(2)	This figure does not include 59,817 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(3)	This figure does not include 43,151 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(4)	This figure does not include 54,817 options that are exercisable at $6.00 per share (the closing price on the vesting date for these options was $3.49 per share).

(5)	The 20-day share VWAP on the vesting date of 16,666 PSUs was $2.90.

(6)	The 20-day share VWAP on the vesting date of 9,615 PSUs was $6.58.

(7)	As nominees of Goldcorp, Messrs. Hazelton and Jauristo receive no compensation from the Company.

Directors’ and Officers’ Liability Insurance

             The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of US$50 million with a US$100,000 deductible per claim, except for US securities claims, in which case the deductible is US$250,000. The cost of coverage for the term November 15, 2012 to November 15, 2013 was US$277,650. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

             The Company’s Stock Option Plan was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 28, 2010 and was implemented upon the Common Shares becoming listed on the TSX on August 19, 2010.

             The Stock Option Plan was implemented in order to attract and retain directors, officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Stock Option Plan. Under the Stock Option Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan must not exceed 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements). Any increase in the number of outstanding Common Shares will result in an increase in the number of shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. However, all validly outstanding options existing at the time the Stock Option Plan came into effect were counted for the purposes of calculating what may be issued under the Stock Option Plan.

             The following is a summary of the material terms of the Stock Option Plan:

             Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

             Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, including the Directors’ PSU Plan, may be reserved for issuance under the Stock Option Plan. As of April 8, 2013, options to purchase an aggregate of 7,574,490 Common Shares (representing approximately 7.8% of the issued and outstanding Common Shares) are outstanding under the Stock Option Plan, and the total number of outstanding Directors’ PSUs awarded to non-executive directors under the Directors’ PSU Plan is 245,591 (representing approximately 0.2% of the outstanding Common Shares of the Company. Therefore, options to purchase an aggregate of 1,923,481 Common Shares, representing approximately 2.0% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan.

             Exercise Price. While the Common Shares are listed on the TSX, the exercise price of options granted under the plan will be the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option. However, notwithstanding the foregoing, certain options grants that were disclosed in the prospectus offering completed in July 2010 were issued at an exercise price of $6.00 per Common Share, being the greater of the prospectus offering price and the market price, as defined in the TSX Policies.

             Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or, if there is no such agreement, at the discretion of the Board. On a change of control or take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement, or at the discretion of the Board. A change of control occurs, for the purposes of the Stock Option Plan, in the circumstances set out in the optionee’s employment agreement or, if not defined in the applicable employment agreement, on the acquisition of a number of the voting securities of the Company, which, including all the other voting securities of the Company held by the acquirer, results in such entity holding for the first time at least 30% of the outstanding voting securities of the Company.

             Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant.

             Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

             Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

(a)	notwithstanding any other exceptions, if and to the extent provided in the optionee’s employment agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

(c)

vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will immediately terminate; and

(d)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

             No Assignment. Subject to the provisions of the Stock Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

             Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

(a)	an increase to the aggregate percentage of securities issuable under the plan;

(b)	a reduction in the exercise price of an outstanding option;

(c)	an extension of the term of any option beyond the expiry date, except as provided in connection with a black-out period;

(d)	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

(e)	amendment to the individuals eligible to receive options under the plan;

(f)

an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

(g)	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

             Amendments Without Shareholder Approval. Subject to the TSX Policies, the Stock Option Plan may be amended without shareholder approval for the following:

(a)	amendments of a “housekeeping” nature;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting the administration of the Stock Option Plan;

(d)	any amendment to the vesting provisions of the plan or any option;

(e)

any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

(g)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

(h)	amendments necessary to suspend or terminate the plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

             General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval, the Stock Option Plan provides that the Board may amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

Directors’ PSU Plan

             In March 2012, the Board approved, subject to TSX and shareholder approval with respect to any Common Share issuances, a directors’ phantom share unit plan effective March 27, 2012 (the “Directors’ PSU Plan”). The TSX conditionally accepted the Directors’ PSU Plan, subject to shareholder approval and, on May 28, 2012, shareholders approved the Directors’ PSU Plan.

             The purpose of the Directors’ PSU Plan is to allow for discretionary bonuses and similar awards as an incentive and reward for selected non-executive directors related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. The Directors’ PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and the selected non-executive directors by providing an opportunity to participate in increases in the value of the Company.

             The persons eligible to participate in the Directors’ PSU Plan are the members of the board of directors of the Company, other than a member who is an officer or employee of the Company or the Company’s subsidiaries. Unless the board of directors at any time otherwise determines, unvested phantom share units (the “Directors’ PSUs”) held by persons who are no longer non-executive directors will not be cancelled but will remain outstanding and vest in accordance with the terms of the Directors’ PSU Plan as if such person continued to be a non-executive director of the Company. Notwithstanding anything else in the Directors’ PSU Plan, all unvested Directors’ PSUs held by a person will automatically vest immediately in the event of (a) death of the person; (b) total disability of the person; or (c) a Change of Control. “Change of Control” means the acquisition by any person or by any person and its joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company.

             Each Director PSU granted under the Directors’ PSU Plan will generally vest over a three year period or as otherwise determined by the Board. A person holding Directors’ PSUs is entitled to elect to receive, at vesting (subject to blackout periods), either (a) an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days (the “Fair Market Value”) or (b) the number of Common Shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

             At any time when a dividend is declared and paid by the Company, a person holding Directors’ PSUs will be credited on the payment date of such dividend with the number of Directors’ PSUs calculated by: (a) multiplying the amount of the dividend per Common Share by the aggregate number of Directors’ PSUs credited to the person’s account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) by the Fair Market Value on the date that is three days before the record date for payment of the dividend.

             Directors’ PSUs and all other rights, benefits or interests in the Directors’ PSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a person holding Director PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the Directors’ PSU Plan.

             The Company will not issue Common Shares under the Directors’ PSU Plan to any eligible director where such issuance would result in: (a) the total number of Common Shares issuable at any time under the Directors’ PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the Directors’ PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay to the relevant director a cash amount in accordance with the Directors’ PSU Plan.

             The board of directors may amend, without shareholder approval, the Directors’ PSU Plan as it deems necessary or appropriate (including, without limitation, making amendments to address tax and other issues particular to directors that are not residents of Canada), subject to the requirements of applicable law, but no amendment will, without the consent of a Director PSU holder or unless required by law, adversely affect the rights of a Director PSU holder with respect to Directors’ PSUs to which the holder is then entitled under the Directors’ PSU Plan. Notwithstanding the foregoing, the board of directors may not, without the approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Directors’ PSU Plan to: (a) make any amendment that will increase the vesting date value of the Directors’ PSUs or increase the number of Common Shares that the Company will issue to a person holding Directors’ PSUs; (b) extend the expiry date of the Directors’ PSUs that have been awarded; (c) make any amendment to remove or to exceed the insider participation limits under the Directors’ PSU Plan; (d) increase the maximum number of Common Shares issuable for Directors’ PSUs under the Directors’ PSU Plan; and (e) make any amendment to the amendment provision of the Directors’ PSU Plan.

             Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Directors’ PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 9,743,562 Common Shares), less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including without limitation the Company’s Stock Option Plan). As of April 8, 2013, the total number of Directors’ PSUs awarded and outstanding to non-executive directors under the Directors’ PSU Plan is 245,591 (representing approximately 0.2% of the outstanding Common Shares of the Company), and 7,574,490 Common Shares (representing 7.8% of the issued and outstanding Common Shares of the Company) are issuable pursuant to options granted under the Stock Option Plan, leaving a balance of 1,923,481 Common Shares (representing approximately 2.0% of the outstanding Common Shares of the Company) available to be granted as options or awarded to non-management directors as Directors’ PSUs. The first tranche of Directors’ PSUs vested December 1, 2012, and was paid out in cash on December 31, 2012.

             A copy of the Directors’ PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Equity Compensation Plan Information

             The following table summarizes information, as at December 31, 2012, in relation to compensation plans under which equity securities of Primero are authorized for issuance:

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise of	exercise price of	plans (excluding
	outstanding options and	outstanding options and	securities reflected in first
Plan Category	rights	rights(2)	column)(3)

Equity compensation plans approved by securityholders(1)	7,881,414	5.52	1,839,148

Equity compensation plans not	Nil	Nil	Nil

approved by securityholders

Total	7,881,414	5.52	1,839,148

__________________
Notes:

(1)

For a summary of the main aspects of the Company’s Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”. For a summary of the main aspects of the Company’s Directors’ PSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan”.

(2)	The Directors’ PSUs have an exercise price of nil.

(3)

Under the Company’s Stock Option Plan, 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, including the Directors’ PSU Plan, may be reserved for issuance. Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Directors’ PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan. As of December 31, 2012, options to purchase an aggregate of 7,804,490 Common Shares (representing approximately 8.0% of the issued and outstanding Common Shares) were outstanding under the Stock Option Plan, and the total number of Directors’ PSUs awarded to non-executive directors under the Directors’ PSU Plan was 76,924 (representing approximately 0.1% of the outstanding Common Shares of the Company).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

             No executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2012, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

             As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

             Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012, can be found on SEDAR at www.sedar.com. Copies of the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012 are available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

             Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and management’s discussion and analysis for the year ended December 31, 2012, which will be placed before shareholders at the Meeting.

             As at the date of this Information Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

             The contents of this Information Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Vancouver, British Columbia on April 8, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Wade Nesmith
Chairman of the Board

SCHEDULE “A”
TERMS OF RERFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

Primero Mining Corp. (“Primero Mining” or the “Company”) Board of directors (the “Board”) has a primary responsibility to promote and act in the best interests of the Company and is accountable to the shareholders as a whole.

B.

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company's business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

	C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors.

	C.	Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management, and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Notice of Articles and Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and Lead Director, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	ii)	appoint the CEO and plan CEO succession;

	iii)	set terms of reference for the CEO;

	iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	vii)	set the CEO’s compensation;

	viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	ix)	approve decisions relating to senior management, including:

		a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

		b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

		c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

		d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

	x)	approve certain matters relating to all employees, including:

		a)	the Company’s broad compensation strategy and philosophy;

		b)	new benefit programs or material changes to existing programs; and

	xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management in the development of, and annually approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

	v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	i)	take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results new releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

	iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

	v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

	vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

	vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

	ii)	approve and act as the guardian of the Company’s corporate values, including:

a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

		b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

		c)	disclose any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

	iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	iv)	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	ii)	approve and periodically review the Company’s communications policy;

	iii)	ensure the Board has measures in place to receive feedback from shareholders;

	iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

	v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

	A.	The Board is responsible for:

		i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

		ii)	recommending changes in the Notice of Articles and Articles, matters requiring shareholder approval, and setting agendas for shareholder meetings; and

		iii)	supervising the management of the business and affairs of the Company

B.

The Business Corporations Act (British Columbia) identifies the following as legal requirements for each member of the Board (in addition to any statute or rule of law or equity relating to duties or liabilities of directors):

i)

to act honestly and in good faith with a view to the best interests of the Company, known as the director’s fiduciary duty, which dictates a strict standard of conduct imparting loyalty and good faith, including the following obligations:

a)

to disclose in writing to the Company any conflicts of interest (that is, any direct or indirect interest of the director in a contract or transaction that is material to the Company) in sufficient detail to allow the other directors to understand the nature and extent of that interest; and if the director fails to do so, to account to the Company for any resulting profits from such conflict of interest;

b)

not to profit from the director’s fiduciary position, or place himself or herself in a position that may put personal interests ahead of the Company’s interests, including by not appropriating or diverting corporate opportunities or benefits;

			c)	to maintain confidential information of the Company and not use such information for personal benefit; and

			d)	to disclose to the Board information vital to the business of the Company in the director’s possession;

ii)

to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, known as the directors’ duty of care, which includes devoting reasonable time and attention to the affairs of the Company; and

		iii)	to act in accordance with the Business Corporations Act (British Columbia) and any regulations thereto, and the Notice of Articles and Articles of the Company.

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